Filed by CyberCash, Inc.
Pursuant to Rule 425 under the
Securities Act of 1933 and deemed
filed pursuant to Rule 14a-12 of the
Securities Exchange Act of 1934

Subject Company: CyberCash, Inc.

Commission File No. 0-27470

On December 14, 2000, CyberCash, Inc. and Network 1 Financial Corporation issued the following joint press release announcing their execution of a definitive merger agreement.

[CyberCash logo]	[Network 1 Financial logo]

FOR IMMEDIATE RELEASE

Contacts:

Investors	Media

John H. Karnes	Craig Sablosky

Chief Financial Officer	Director of Communications

CyberCash, Inc.	CyberCash, Inc.

703-715-7844	703-715-7822

Bernard Kilkelly	Mary Athridge

Robinson, Lerer & Montgomery	Robinson, Lerer & Montgomery

212-484-7319	212-484-7459

CYBERCASH AND NETWORK 1 FINANCIAL ANNOUNCE MERGER

New Company Will Offer Industry’s Most Fully-Integrated Payment Solution – From
Transaction Gateway to Settlements and Processing

Addresses Needs of Internet and Physical World Merchants for Simple, One-Stop
Payment Processing

Creates Substantial New Revenue Opportunities

RESTON, VA, and McLEAN, VA, December 14, 2000 – CyberCash, Inc. (Nasdaq: CYCH), a leading provider of electronic payment technologies and services, and Network 1 Financial Corp., a premier supplier of payment processing systems and Internet payment services, today announced a definitive merger agreement to create a single entity that will offer the industry’s most fully integrated payment solution for both Internet and physical world merchants.

Under terms of the merger agreement, shareholders of privately held Network 1 Financial will receive CyberCash shares representing 50% of the equity of the merged company on a fully diluted basis. The transaction is subject to customary closing conditions, including shareholder approvals, and is expected to be completed in the first quarter of 2001.

The merged company, which will retain the CyberCash name, will offer both Internet and physical world merchants a complete electronic payment solution. This will combine CyberCash’s industry leading Internet gateway and other software-based solutions, which connect merchants to all types of payment processors and settlement services, with Network 1’s state-of-the-art e-commerce technologies and merchant accounting infrastructure. This merger also brings together the two companies’ significant Business-to-Business (B2B) initiatives, allowing the new company to offer combined, best-of-breed solutions to the rapidly burgeoning online B2B market. The new company’s combined gateway and merchant accounting offerings will provide both Internet and physical world merchants with the simplest, most secure, most convenient and least expensive payment processing solutions available today.

William G. Wade, founder, President and Chief Executive Officer of Network 1, will serve as President and CEO of the combined company. CyberCash founder and Chairman William N. Melton will serve as chairman of the new CyberCash, and CyberCash Chief Financial Officer John H. Karnes will serve as CFO of the new company. James J. Condon, President and CEO of CyberCash, will leave the company after a short transition. Daniel C. Lynch, a CyberCash founder and Board member, will serve as interim CEO until the transaction is completed.

Said Wade: “This combination of Network 1 and CyberCash represents the birth of an entirely new company, one that transforms the payments business by linking settlement and transaction processing with innovative merchant-facing gateway solutions in a seamless, speedy and secure way. By combining these two pioneering companies, we are positioned to capture a much larger piece of the more than $3 billion in transactions that pass through our combined systems each year, from a combined total of 50,000 merchants. Our new company’s highly scalable business model is based on capturing a percentage of total transaction value by leveraging Network 1’s acquiring capabilities, allowing the new CyberCash to participate in the success of both e-commerce and traditional sales channels going forward. We are literally rewriting the rules in the Internet payments business.”

Said Melton: “CyberCash has found an ideal partner to take the next giant step forward in the electronic payments business. Network 1 is itself a formidable presence, with more than a decade in the transaction processing business and significant experience in both the Internet and physical worlds, and more than $24 million in revenues expected this year alone. This transaction provides a far more compelling business model for our merged company’s shareholders, partners and employees, and I couldn’t be more confident in Bill Wade and our combined company’s management team to make this merger’s great promise a reality.”

Said Karnes: “This transaction significantly transforms the existing CyberCash business model, with a powerful impact from both a revenue and cash flow perspective. Our revenue stream will be substantially strengthened by the ability to receive a discount rate – or percentage – on transactions for which we provide settlement and processing services. In our first 12 months as a combined company, we expect to report annualized revenue of more than $100 million. We also expect the combined company to become cash flow positive in the third quarter of 2001, following completion of the merger integration. I can think of no competitor in the Internet payments space that has as compelling a value proposition as the new CyberCash.”

The combined company will be based in Reston, VA, with operations in McLean, VA, Atlanta, GA, San Antonio, TX, Alameda, CA, Bangalore, India, and Munich, Germany. After the close, CyberCash’s Board of Directors will be comprised of seven members, three to be named by Network 1, three to be named by CyberCash and Wade.

About Network 1 Financial

Founded in 1989, Network 1 Financial Corp., headquartered in McLean, VA, is a leading provider of electronic payment processing systems and merchant accounting, as well as Internet payment services to both online and physical world merchants. With offices in McLean, VA, Atlanta, GA, and San Antonio, TX, Network 1 employs 120 people and expects to report in excess of $24 million in revenue in 2000. Network 1 is a privately held, employee-owned company. For more information, visit http://www.eftnet.com.

About CyberCash

CyberCash, Inc., headquartered in Reston, VA, is a leading provider of Internet payment services and electronic payment software for both Business-to-Consumer (B2C) and Business-to-Business markets (B2B). The Company provides service solutions to more than 26,500 Internet merchants and has shipped more than 145,000 copies of its software products. In addition to enabling Internet payments, CyberCash offers merchants state-of-the-art risk management capabilities through its FraudPatrol™ Internet fraud detection service, and the opportunity to generate additional sales leads through an affiliate marketing program. CyberCash offers the broadest reach in the payment industry with a comprehensive distribution network focusing on both direct and indirect channels, which include marketing partnerships with financial institutions, Internet service providers, application service providers, storefront solution providers and leading independent software vendors. For more information, visit http://www.cybercash.com.

This press release contains statements that are forward looking within the meaning of the Private Securities Litigation Reform Act of 1995. They are based on the Company’s current expectations, and are subject to a number of uncertainties and risks. The Company’s actual results may differ materially. The uncertainties and risks relate to failure to complete the merger, the integration and management of Network 1 Financial operations following the completion of the merger, the pace of growth of Internet commerce, the development by the Company and its competitors of new products and services, the integration by CyberCash of its different product and service offerings, strategic decisions by major participants in the industry, competitive pricing pressures, legal and regulatory developments and general economic conditions. Further information about these and other relevant risks and uncertainties may be found in the Company’s annual report on Form 10-K and its other filings with the Securities and Exchange Commission, all of which are available from the Commission and from the Company’s worldwide Web site http://www.cybercash.com, as well as other sources, including the proxy statement/prospectus CyberCash intends to file with the Commission in connection with the merger.

# # #

CyberCash plans to file a Registration Statement on Form S-4 with the Securities and Exchange Commission in connection with the merger, and CyberCash expects to mail a proxy statement/prospectus to the stockholders of CyberCash and Network 1 containing important information about the merger. Investors and security holders of both CyberCash and Network 1 are advised to read the Registration Statement and proxy statement/prospectus carefully when it becomes available. Investors and security holders will be able to obtain free copies of these documents and other documents filed by CyberCash at the Securities and Exchange Commission’s web site at http://www.sec.gov. The Registration Statement, proxy statement/prospectus and other such documents may also be obtained from CyberCash by directing such requests to the company.

CyberCash and its officers and directors may be deemed to be participants in the solicitation of proxies from CyberCash’s stockholders with respect to the merger. Information regarding these officers and directors, including a description of any interests that such directors and executive officers have in the merger, will also be included in the Registration Statement and proxy statement/prospectus to be filed with the Securities and Exchange Commission.